11/29

Follow-Up Materials


06019624

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED

FEB 05 2007

THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- 6 FISCAL YEAR: ____

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 SEPTEMBER 2006

(UNAUDITED)

Table of contents

Income statement	2
Balance sheet	3
Statement of changes in members' equity	4
Statement of cash flows	5
Explanatory notes	7

Income statement

For the first nine months ended 30 September 2006 (unaudited) and 30 September 2005 (unaudited)

	Quarter to 30 September 2006 € million	**Year to date 30 September 2006 € million**	Quarter to 30 September 2005 € million	Year to date 30 September 2005 € million
Interest and similar income				
From loans	**132**	**382**	105	296
From fixed-income debt securities and other interest	**139**	**387**	98	256
Interest expense and similar charges	**(152)**	**(432)**	(114)	(285)
Net interest income	**119**	**337**	89	267
Net fee and commission income	**3**	**10**	10	15
Dividend income	**21**	**77**	25	82
Net gains from share investments at fair value through profit or loss	**306**	**449**	39	108
Net gains from available-for-sale share investments	**94**	**188**	99	463
Net gains from available-for-sale Treasury assets	**2**	**13**	6	2
Net (losses)/gains from dealing activities and foreign exchange	**(2)**	**8**	-	-
Fair value movement on non-qualifying hedges	**(11)**	**2**	10	(2)
Operating income	**532**	**1,084**	278	935
General administrative expenses	**(50)**	**(149)**	(43)	(144)
Depreciation and amortisation	**(3)**	**(11)**	(4)	(13)
Operating profit before provisions	**479**	**924**	231	778
Provisions for impairment of loan investments	**(2)**	**(1)**	30	25
Net profit for the period	**477**	**923**	261	803

Balance sheet

As at 30 September 2006 (unaudited) and 31 December 2005 (audited)

		30 September 2006		31 December 2005
	€ million	**€ million**	€ million	€ million
Assets				
Placements with and advances to credit institutions	**1,971**		3,800	
Collateralised placements	**2,142**		1,475	
	4,113		5,275	
Debt securities				
Trading	**1,495**		710	
Available-for-sale	**7,675**		6,908	
	9,170		7,618	
		13,283		12,893
Other assets				
Derivative financial instruments	**1,966**		2,318	
Other	**1,502**		1,138	
		3,468		3,456
Loan investments				
Loans	**7,971**		7,819	
Less: Provisions for impairment	**(310)**		(323)	
	7,661		7,496	
Share investments				
Share investments at fair value through profit or loss	**1,860**		1,550	
Available-for-sale share investments	**3,259**		2,629	
	5,119		4,179	
		12,780		11,675
Intangible assets		**17**		16
Property, technology and office equipment		**24**		12
Paid-in capital receivable		**209**		327
Total assets		**29,781**		28,379
Liabilities and members' equity				
Borrowings				
Amounts owed to credit institutions	**1,000**		978	
Debts evidenced by certificates	**15,287**		15,930	
		16,287		16,908
Other liabilities				
Derivative financial instruments	**677**		356	
Other	**1,538**		1,262	
		2,215		1,618
Total liabilities		**18,502**		18,526
Members' equity				
Subscribed capital	**19,790**		19,790	
Callable capital	**(14,593)**		(14,593)	
Paid-in capital		**5,197**		5,197
Reserves and retained earnings		**6,082**		4,656
Total members' equity		**11,279**		9,853
Total liabilities and members' equity		**29,781**		28,379
Memorandum items				
Undrawn commitments		**6,237**		6,679

Statement of changes in members' equity for the period ended 30 September 2006 (unaudited) and 30 September 2005 (unaudited)

					General reserve		Total reserves	Total
For the period ended 30 September 2006	Subscribed capital € million	Callable capital € million	Special reserve € million	Loan loss reserve € million	Other reserves € million	Retained earnings € million	and retained earnings € million	members' equity € million
At 31 December 2004	19,790	(14,593)	174	-	802	710	1,686	6,883
Transitional restatement of opening balance for fair value of financial assets at fair value through profit or loss	-	-	-	-	(85)	-	(85)	(85)
At 1 January 2005 as restated	19,790	(14,593)	174	-	717	710	1,601	6,798
Transitional revaluation of opening balance for fair value of available-for-sale share investments	-	-	-	-	330	-	330	330
Transitional revaluation of opening balance for fair value of equity derivatives	-	-	-	-	43	-	43	43
At 1 January 2005 as revalued	19,790	(14,593)	174	-	1,090	710	1,974	7,171
Internal tax for the period	-	-	-	-	3	-	3	3
Qualifying fees and commissions from the prior year	-	-	14	-	-	(14)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	505	-	505	505
Net fair value movement of cash flow hedges for the period	-	-	-	-	2	-	2	2
Reserves transfer	-	-	-	-	7	(7)	-	-
Net profit for the period	-	-	-	-	-	803	803	803
At 30 September 2005	19,790	(14,593)	188	-	1,607	1,492	3,287	8,484
At 31 December 2005	19,790	(14,593)	188	292	2,254	1,922	4,656	9,853
Transitional restatement of opening balance for financial guarantees	-	-	-	-	-	28	28	28
At 1 January 2006 as restated	19,790	(14,593)	188	292	2,254	1,950	4,684	9,881
Internal tax for the period	-	-	-	-	3	-	3	3
Qualifying fees and commissions from the prior year	-	-	23	-	-	(23)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	472	-	472	472
Reserves transfer	-	-	-	(17)	-	17	-	-
Net profit for the period	-	-	-	-	-	923	923	923
At 30 September 2006	**19,790**	**(14,593)**	**211**	**275**	**2,729**	**2,867**	**6,082**	**11,279**

Reserves increased from €4.66 billion at the end of 2005 to €6.08 billion at 30 September 2006, primarily as a result of the movement in net unrealised gains on listed share investments and the net profit for the period. €3.22 billion of the Bank's total reserves at 30 September 2006 represented unrealised gains, €275 million represented the loan loss reserve and €211 million represented the special reserve, leaving €2.38 billion unrestricted general reserves.

Statement of cash flows for the nine months ended 30 September 2006 (unaudited)

	Period to 30 September 2006		Period to 30 September 2005	
	€ million	€ million	€ million	€ million
Cash flows from operating activities				
Operating profit for the period [1]	923		803	
Adjustments for:				
Fair value movement on capital receivable and associated hedges	(4)		(11)	
Net deferral and amortisation of fees and direct costs	13		17	
Internal taxation	3		3	
Realised gains on share investments	(289)		(512)	
Unrealised gains on share investments	(345)		(38)	
Impairment gains on share investments	(3)		(21)	
Unrealised gains on dealing securities	(1)		(1)	
Realised gains on available-for-sale securities	(4)		(2)	
Foreign exchange gains/(losses)	1		(1)	
Depreciation and amortisation	11		13	
Impairment losses on Treasury assets	(9)		-	
Impairment of loans and guarantees before recoveries from loans previously written off	-		(25)	
Operating profit before changes in operating assets	296		225	
(Increase)/decrease in operating assets:				
Interest receivable and prepaid expenses	(320)		(208)	
Fair value movement	973		870	
Proceeds from repayments of loans	1,875		1,922	
Proceeds from prepayments of loans	561		524	
Funds advanced for loans	(2,884)		(2,087)	
Proceeds from sale of share investments	625		992	
Funds advanced for share investments	(454)		(249)	
(Decrease)/increase in operating liabilities:				
Interest payable and accrued expenses	(52)		16	
Net cash from operating activities		620		2,005
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	1,728		613	
Purchases of available-for-sale securities	(3,568)		(698)	
Purchase of property, technology and office equipment	(23)		(9)	
Net placements with credit institutions	(703)		4	
Net cash used in investing activities		(2,566)		(90)
Cash flows from financing activities				
Capital received	122		254	
Issue of debts evidenced by certificates	5,718		5,843	
Redemption of debts evidenced by certificates	(5,059)		(4,625)	
Net cash from financing activities		781		1,472

Net (decrease)/increase in cash and cash equivalents	(1,165)	3,387
Cash and cash equivalents at beginning of the period	4,278	1,530
Cash and cash equivalents at 30 September*	3,113	4,917

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2006	2005
	€ million	€ million
Placements with and advances to credit institutions	1,971	5,516
Collateralised placements	2,142	507
Amounts owed to credit institutions	(1,000)	(1,106)
Cash and cash equivalents at 30 September	3,113	4,917

[1] Operating profit includes dividends of €77 million received for the period to 30 September 2006 (30 September 2005: €82 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 September 2006 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2005 with the following exceptions which reflect the impact of revised International Financial Reporting Standards which have become effective in 2006:

- IAS 39 (Amendment), Financial Guarantee Contracts requires issued financial guarantee contracts to be initially recognised at their fair value and subsequently measured at the higher of the unamortised balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2005. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2006.

3. Loans

Operating assets	2006 Sovereign loans € million	2006 Non-sovereign loans € million	2006 Total loans € million	2005 Sovereign loans € million	2005 Non-sovereign loans € million	2005 Total loans € million
At 1 January	**2,037**	**5,782**	**7,819**	1,891	5,722	7,613
Movement in fair value revaluation	**-**	**(5)**	**(5)**	(1)	(3)	(4)
Disbursements	**289**	**2,595**	**2,884**	242	1,845	2,087
Repayments and prepayments	**(262)**	**(2,174)**	**(2,436)**	(273)	(2,173)	(2,446)
Foreign exchange movements	**(84)**	**(192)**	**(276)**	161	360	521
Movement in net deferral of front end fees and related direct costs	**(3)**	**(9)**	**(12)**	(5)	(12)	(17)
Written off	**-**	**(3)**	**(3)**	-	(33)	(33)
At 30 September	**1,977**	**5,994**	**7,971**	**2,015**	**5,706**	**7,721**
Impairment at 30 September	**(14)**	**(296)**	**(310)**	(62)	(425)	(487)
Total operating assets net of impairment at 30 September	**1,963**	**5,698**	**7,661**	**1,953**	**5,281**	**7,234**

At 30 September 2006 the Bank categorised 10 loans as impaired, totalling €27 million (31 December 2005: 11 loans totalling €35 million). Specific provisions on these assets amounted to €25 million (31 December 2005: €34 million).

4. Share investments

	Fair value through profit or loss unlisted share investments	Fair value through profit or loss listed share investments	**Fair value through profit or loss total share investments**	Available-for-sale unlisted share investments	Available-for-sale listed share investments	**Available-for-sale total share investments**	**Total share investments**
	€ million	€ million	**€ million**	€ million	€ million	**€ million**	**€ million**
Outstanding disbursements							
At 31 December 2004	-	114	**114**	1,887	430	**2,317**	**2,431**
Designated as fair value through profit or loss	1,096	-	**1,096**	(1,096)	-	**(1,096)**	**-**
At 1 January 2005 as restated	1,096	114	**1,210**	791	430	**1,221**	**2,431**
Transfer between classes	(1)	1	**-**	(110)	110	**-**	**-**
Disbursements	124	-	**124**	74	51	**125**	**249**
Disposals	(201)	-	**(201)**	(105)	(158)	**(263)**	**(464)**
Written off	(4)	-	**(4)**	(2)	(10)	**(12)**	**(16)**
At 30 September 2005	**1,014**	**115**	**1,129**	**648**	**423**	**1,071**	**2,200**
At 31 December 2005	1,030	126	**1,156**	593	423	**1,016**	**2,172**
Transfer between classes	9	(8)	**1**	(13)	12	**(1)**	**-**
Disbursements	167	1	**168**	277	9	**286**	**454**
Disposals	(166)	(2)	**(168)**	(125)	(16)	**(141)**	**(309)**
Written off	(27)	-	**(27)**	-	-	**-**	**(27)**
At 30 September 2006	**1,013**	**117**	**1,130**	**732**	**428**	**1,160**	**2,290**
Fair value adjustment							
At 31 December 2004	-	113	**113**	(510)	618	**108**	**221**
Transitional restatement of opening balance to fair value	(85)	-	**(85)**	-	-	**-**	**(85)**
At 1 January 2005 restated	(85)	113	**28**	(510)	618	**108**	**136**
Transitional revaluation of opening balance to fair value	-	-	**-**	330	-	**330**	**330**
At 1 January 2005 as revalued	(85)	113	**28**	(180)	618	**438**	**466**
Movement in fair value revaluation	33	(80)	**(47)**	343	160	**503**	**456**
Impairment losses on available-for-sale investments	-	-	**-**	(5)	26	**21**	**21**
At 30 September 2005	**(52)**	**33**	**(19)**	**158**	**804**	**962**	**943**
At 31 December 2005	242	152	**394**	704	909	**1,613**	**2,007**
Movement in fair value revaluation	109	236	**345**	12	462	**474**	**819**
Impairment of available-for-sale share investments	-	-	**-**	3	-	**3**	**3**
At 30 September 2006	**351**	**388**	**739**	**719**	**1,371**	**2,090**	**2,829**
Fair value at 30 September 2006	**1,364**	**505**	**1,869**	**1,451**	**1,799**	**3,250**	**5,119**
Fair value at 30 September 2005	962	148	1,110	806	1,227	2,033	3,143

5. Borrowings

During the first nine months to 30 September 2006 €1.08 billion was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of LIBOR less 37 basis points, with an average life of 3.5 years.

For 2006 the authorised medium- to long-term borrowing programme is €1.50 billion supplemented by any early redemptions, buy-backs or issues called by or put to the Bank. At 30 September 2006, the resulting remaining medium- to long-term borrowing authority for 2006 stood at €0.85 billion. After taking into account early redemptions and buy-backs, outstanding medium- to long-term debt at the end of the quarter stood at €11.37 billion (at historical exchange rates) at an average cost of LIBOR less 35 basis points and with an average life of 8.0 years.

During the Period	Quarter to September 2006			YTD 2006			Quarter to September 2005			YTD 2005		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Outstanding at period start	11,359	35	8.2	12,509	34	7.8	12,671	34	7.9	12,237	34	8.8
Issued	509	38	2.7	1,075	37	3.5	412	38	7.8	1,598	40	5.2
Redemptions	(501)	49		(2,128)	32		(328)	39		(1,057)	39	
Buybacks	0	0		(89)	42		(14)	37		(37)	38	
Outstanding at period end	11,367	35	8.0	11,367	35	8.0	12,741	34	7.9	12,741	34	7.9
Qutstanding during period	11,297	35		12,005	34		12,699	34		12,465	34	

6. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	30 September 2006			30 September 2005		
€ million	**Banking**	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
Interest income	**382**	**383**	**765**	296	246	542
Other income	**724**	**21**	**745**	667	2	669
Fair value movement on paid-in capital receivable and associated hedges	**4**	**-**	**4**	10	1	11
Total segment revenue	**1,110**	**404**	**1,514**	973	249	1,222
Less interest expenses and similar charges	**(263)**	**(339)**	**(602)**	(187)	(209)	(396)
Allocation of capital benefit	**153**	**17**	**170**	100	11	111
Fair value movement on non-qualifying hedges	**-**	**2**	**2**	-	(2)	(2)
Less general administrative expenses	**(137)**	**(12)**	**(149)**	(132)	(12)	(144)
Less depreciation and amortisation	**(10)**	**(1)**	**(11)**	(12)	(1)	(13)
Segment result before provisions	**853**	**71**	**924**	742	36	778
Provisions for impairment of loans	**(1)**	**-**	**(1)**	25	-	25
Net profit for the period	**852**	**71**	**923**	767	36	803
Segment assets	**13,029**	**16,543**	**29,572**	10,772	15,930	26,702
Paid-in capital receivable			**209**			324
Total assets			**29,781**			27,026
Segment liabilities	**130**	**18,372**	**18,502**	288	18,281	18,569
Capital expenditure	**22**	**1**	**23**	8	1	9

The fair value movement on paid-in capital receivable and associated hedges amounted to €4 million (2005: €11 million). Allocation of the return on capital amounted to €170 million (2005: €111 million). Together, these total €174 million (2005: €122 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €432 million (2005: €285 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.